Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 18
DATED MAY 3, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 18 to you in order to supplement our prospectus. This supplement updates information in the "Management", "Investment Objectives and Policies", "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 18 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 17 dated April 28, 2004, Supplement No. 16 dated April 20, 2004, Supplement No. 15 dated April 12, 2004, Supplement No. 14 dated March 25, 2004, Supplement No. 13 dated March 15, 2004, (Supplement No. 13 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and March 9, 2004), and must be read in conjunction with our prospectus.

Management

Our Directors and Executive Officers

The discussion under this section, which starts on page 68 of our prospectus, is modified and supplemented by the following:

Effective April 1, 2004, Catherine L. Lynch resigned from her position as Treasurer of our advisor. Effective April 30, 2004, Kelly E. Tucek resigned from her position as our Treasurer, Principal Accounting Officer and Principal Financial Officer. Steven P. Grimes (age 37), has been appointed as our Treasurer and Principal Financial Officer, and Lori Foust (age 39), has been appointed as our Principal Accounting Officer.

Mr. Steven Grimes joined our advisor as its Chief Financial Officer on February 18, 2004. He is responsible for our finances and borrowings. Prior to joining the advisor, Mr. Grimes was a director with Cohen Financial and was a senior manager with Deloitte and Touche. Mr. Grimes received his B.S. Degree in Accounting from Indiana University.

Ms. Lori Foust joined our advisor as Vice President on November 17, 2003. Ms. Foust is responsible for our financial and SEC reporting. Prior to joining the advisor, Ms. Foust was and was a senior manager in the real estate division with Ernst and Young, LLP. She received her B.S. Degree in Accounting and her M.B.A. Degree from University of Central Florida.

Investment Objectives and Policies

Borrowing

The discussion under this section, which starts on page 91 of our prospectus, is modified and supplemented by the following:

Our board of directors unanimously approved that consistent with our borrowing policies, we may commit up to the aggregate of $25 million in cash for letters of credit in order to obtain financing for properties.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Arvada Marketplace and Arvada Connection, Arvada, Colorado

On April 29, 2004, we purchased two existing shopping centers, situated directly across the street from each other, containing 358,094 total gross leasable square feet (297,015 square feet and 61,079 square feet, respectively). The centers are located at 7320-7490 West 52nd Street in Arvada, Colorado.

We purchased these two centers from one unaffiliated third party. Our total acquisition cost was approximately $51,550,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $144 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Sam's Club and Gart Sports, each lease more than 10% of the total gross leasable area of Arvada Marketplace and two tenants, Old Country Buffet and Pier 1 Imports, each lease more than 10% of the total gross leasable area at Arvada Connection. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Arvada Marketplace
Sam's Club	142,491	48	8.01	04/01	03/11

Gart Sports	54,903	18	7.03	10/93	01/14

Arvada Connection

Old Country Buffet	10,000	16	11.00	09/92	12/07

Pier 1 Imports	8,068	13	17.00	04/88	04/08

For federal income tax purposes, the depreciable basis in this property will be approximately $38,700,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Arvada Marketplace and Arvada Connection were built between 1987 through 1990. As of March 31, 2004, Arvada Marketplace was 99% occupied, with a total 292,662 square feet leased to twenty-eight tenants and Arvada Connection was 78% occupied, with a total 47,483 square feet leased to twelve tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
Arvada Marketplace
Carefree Spas & Pools	6,367	06/04	54,120	8.50
Ted Johnson, DDS	1,564	10/04	20,301	12.98
Action Chiropractic	1,363	12/04	23,171	17.00
Armada's Bridal	5,155	05/05	51,550	10.00
Fast Signs	1,600	06/05	24,000	15.00
American General Finance	1,381	11/05	24,168	17.50
Namiko's Restaurant	3,015	02/06	53,577	17.77
Cruise Holidays	1,400	02/06	21,000	15.00
Citifinancial	2,251	12/06	35,821	15.91
Schlotzsky's Deli	1,900	07/07	26,600	14.00
Mail Boxes Etc.	1,375	12/07	24,063	17.50
Supercuts	2,213	12/07	37,621	17.00
Fantastic Sam's	1,350	12/07	22,275	16.50
Fashion Bug	10,000	03/08	80,000	8.00
Subway	1,230	10/08	22,140	18.00
Radio Shack	2,740	10/08	43,858	16.01
Lone Star Steakhouse	6,000	11/08	85,430	14.24
Tile for Less	3,016	12/08	48,256	16.00
Elegant Nails	1,000	01/09	17,000	17.00
Life Uniforms	3,194	05/09	47,910	15.00
Executive Tans	1,500	06/09	22,687	15.13
1st Cleaners	1,400	04/10	23,800	17.00
Red Robin Burger	7,300	12/10	201,795	27.64
Sam's Club	142,491	03/11	1,142,063	8.01
Bennett's Bar-B-Que	6,054	03/12	149,836	24.75
Office Depot	17,000	12/13	136,000	8.00
Lady of America Fitness	3,900	12/13	66,300	17.00
Gart Sports	54,903	01/14	385,902	7.03

Arvada Connection
SAS Shoes	2,600	11/04	28,600	11.00
Liquor Paradise	2,600	04/06	34,450	13.25
Kwal-Howell Paint Center	3,965	05/06	56,779	14.32
State Farm Insurance	1,190	07/06	20,230	17.00
U-Frame-It	1,680	09/06	24,058	14.32
Verizon Wireless	1,400	10/06	26,600	19.00
Pier 1 Imports	8,068	04/08	137,156	17.00
Household Finance	1,680	11/07	25,200	15.00
Old Country Buffett	10,000	12/07	110,000	11.00
Taco Bell	2,240	12/07	74,347	33.19
Waldenbooks & More	7,600	01/09	176,700	23.25
IHOP	4,460	01/10	101.900	22.85

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Alison's Corner Shopping Center, San Antonio, Texas

On April 28, 2004, we purchased an existing shopping center known as Alison's Corner Shopping Center containing 55,066 gross leasable square feet. The center is located at 2720 SW Military Drive in San Antonio, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $7,042,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $128 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Ross Dress for Less and Shoe Carnival, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Ross Dress for Less	30,066	55	10.00	09/03	09/13

Shoe Carnival	12,000	22	13.00	09/03	08/13

For federal income tax purposes, the depreciable basis in this property will be approximately $5,282,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Alison's Corner was built in 2003. As of March 31, 2004, this property was 84% occupied, with a total 46,066 square feet leased to three tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Dots	4,000	09/08	67,000	16.75
Shoe Carnival	12,000	08/13	156,000	13.00
Ross Dress for Less	30,066	09/13	300,600	10.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

North Rivers Town Center, Charleston, South Carolina

On April 27, 2004, we purchased a portion of a newly constructed shopping center known as North Rivers Town Center. The property we acquired contains 109,887 gross leasable square feet. The center is located at Rivers Avenue and Ashley Phosphate Road in Charleston, South Carolina.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $20,100,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $183 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Bed, Bath & Beyond, Ross Dress for Less and Office Depot, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Bed, Bath & Beyond	28,000	25	10.85	11/03	01/14

Ross Dress For Less	30,187	27	11.00	02/04	01/15

Office Depot	16,000	15	11.50	02/04	01/14

For federal income tax purposes, the depreciable basis in this property will be approximately $15,100,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

North Rivers Town Center was built during 2003 to 2004. As of March 31, 2004, this property was 94% occupied, with a total 103,487 square feet leased to fifteen tenants and a parcel of land lease to one tenant under a ground lease. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)
All About Cellular	1,400	01/07	27,300	19.50
Mattress Gallery	2,400	10/08	52,800	22.00
Super Nails	1,400	11/08	28,000	20.00
Gamestop	1,750	11/08	35,000	20.00
Great Clips	1,250	01/09	26,250	21.00
Cold Stone Creamery	1,500	01/09	30,000	20.00
Firehouse Subs	1,800	02/09	36,000	20.00
David's Bridal	10,000	10/13	155,000	15.50
Office Depot	16,000	01/14	184,000	11.50
Bed, Bath & Beyond	28,000	01/14	303,800	10.85
Just Fresh Bakery & Cafe	4,800	02/14	100,800	21.00
Pearle Vision	3,000	02/14	60,000	20.00
Ross Dress For Less	30,187	01/15	332,057	11.00
Babies R Us (Ground Lease)	-	01/14	160,776	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of April 29, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	58,790,268	587,858,058	69,545,444	518,312,614

Shares sold pursuant to our distribution reinvestment program	374,204	3,554,939	-	3,554,939

	59,184,472	591,612,997	69,545,444	522,067,553

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

Volume Discounts

The discussion under this section, which starts on page 152 of our prospectus, is changed in full and supplemented by the following:

Investors making an initial purchase of at least $250,010 of common stock (25,001 shares) through the same soliciting dealer will receive a reduction of the reallowable 7.0% selling commission payable in connection with the purchase of those shares in accordance with the following schedule:
Amount of Selling	Amount of Purchaser's Investment		Maximum Commission
Volume Discount	From	To	Per Share

1%	$ 250,010	$ 500,000	6%
2%	$ 500,010	$ 1,000,000	5%
3%	$ 1,000,010	$ 2,500,000	4%
4%	$ 2,500,010	$ 5,000,000	3%
5%	$ 5,000,010	$10,000,000	2%
6%	$10,000,010	more than $10,000,000	1%

Any reduction in the amount of the selling commissions in respect of volume discounts received will be credited to the investor in the form of additional whole shares or fractional shares. Selling commissions will not be paid on any such whole shares or fractional shares issued for a volume discount.

Some purchases may be combined for the purpose of qualifying for a volume discount, and for determining commissions payable to the managing dealer or the soliciting dealers, so long as all the combined purchases are made through the same soliciting dealer. Subscriptions made in this offer will be combined with other subscriptions in this offering for the purposes of computing amounts invested. Purchases by spouses will also be combined with other purchases by you will be combined with other purchases of common stock to be held as a joint tenant or as tenants-in-common by you with others for purposes of computing amounts invested. Purchases by entities not required to pay federal income tax may only be combined with purchases by other entities not required to pay federal income tax for purposes of computing amounts invested if investment decision are made by the same person. If the investment decisions are made by in independent investment advisor, that investment adviser may not have any direct or indirect beneficial interest in any of the entities not required to pay federal income tax whose purchases are sought to be combined. You must mark the "Additional Investment" space on the subscription agreement signature page in order for purchases to be combined. We are not responsible for failing to combine purchases if you fail to mark the "Additional Investment" space.

If the subscription agreements for the purchases to be combined are submitted at the same time, then the additional common stock to be credited to you as a result of such combined purchases will be credited on a pro rata basis. If the subscription agreements for the purchases to be combined are not submitted at the same time, then any additional common stock to be credited as a result of the combined purchases will be credited to the last component purchase, unless we are otherwise directed in writing at the time of the submission. However, the additional common stock to be credited to any entities not required to pay federal income tax whose purchases are combined for purposes of the volume discount will be credited only on a pro rata basis based on the amount of the investment of each entity not required to pay federal income tax and their combined purchases.

Notwithstanding the preceding paragraphs, you may not receive a discount greater than 5% on any purchase of shares if you already own, or may be deemed to already own, any shares. This restriction may limit the amount of the volume discount available to you after your initial purchase and the amount of additional shares that you may be credited as a result of the combination of purchases.

In the case of subsequent investments or combined investments, a volume discount will be given only on the portion of the subsequent or combined investment that caused the investment to exceed the breakpoint. For example, if you are investing $50,000 with us today, but had previously invested $240,000, these amounts can be combined to reach the $250,010 breakpoint, which will entitle you to a lower sales commission on your current $50,000 investment.